Aurora Receives Cultivation License for Pointe-Claire, Quebec Site

"Aurora Vie" is Province's Second Licensed Cannabis Production Facility

TSX: ACB

VANCOUVER, Oct. 30, 2017 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company's 40,000 square foot, yield-optimized indoor production facility in Pointe-Claire, Quebec has received its cultivation license from Health Canada. The newly licensed facility, to be known as "Aurora Vie", makes Aurora only the second licensed producer in Quebec, Canada's second most populous province, with more than 8.2 million people.

Aurora Vie was acquired in April, 2017 for $7 million, at which time it was approximately 80% complete. The facility has since been completed, with approximately $3 million in configuration and technology upgrades specifically designed to meet European Union (EU) Good Manufacturing Practices (GMP) certification standards. Aurora Vie has a projected cultivation capacity of approximately 4,000 kg of high quality cannabis per year, and features many cultivation and automation technologies the Company will also be implementing at its 800,000 square foot Aurora Sky facility under construction at Edmonton International Airport.

"We acquired Aurora Vie, completed construction with major upgrades, and achieved our production license in less than 6 months, which is absolutely remarkable," said Terry Booth, CEO. "That's testament to the strength of our team, our agility and our disciplined execution. Aurora Vie itself is testament to our innovation. We are incredibly proud of our commitment to, investment in, and growth strategy for our Quebec operations, and look forward to servicing both the medical market and, once legalized, the adult consumer market with locally cultivated high quality cannabis."

Initially, genetics (clones) will be transferred from the Company's Aurora Mountain facility to Aurora Vie, and the Company anticipates first harvest in the first calendar quarter of 2018. Aurora Vie's yield-optimized design provides for tremendous flexibility to grow a wide variety of strains, including rare but sought after cultivars not yet on Aurora's menu. This will further expand the Company's product offering, and strengthen its brand recognition as cultivator of choice for high quality cannabis.

Dieter MacPherson, VP Production, added, "Aurora Vie can be described as Indoor Purpose-Built 2.0, a truly next-generation facility, building on the lessons learned at Aurora Mountain, and extending our leadership in high-technology, high-efficiency, and high-quality cannabis cultivation. We believe Aurora Vie will deliver significant improvements in harvest frequency and yield per plant, setting new benchmarks for large-scale production. As planned, the facility was completed utilizing materials, workflow, technologies and design to easily and quickly obtain EU GMP certification. As a result we anticipate applying for the necessary permits to supply the rapidly-growing German medical cannabis market, as well as additional future European markets, via exports from Aurora Vie through our European subsidiary Pedanios."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, NATIONAL Equicom, mlakmaaker@national.ca, +1.416.848.1397

CO: Aurora Cannabis Inc.

CNW 07:00e 30-OCT-17